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                             August 1, 2022

       Brandon Byrne
       Partner
       Norton Rose Fulbright US LLP
       2200 Ross Avenue, Suite 3600
       Dallas, Texas 75201

                                                        Re: Sharps Compliance
Corp.
                                                            Form Schedule 14D-9
                                                            Filed July 25, 2022
                                                            File No. 005-53975

       Dear Mr. Byrne:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in the offer materials, unless otherwise indicated.

       Schedule 14D9

       The Solicitation or Recommendation, page 13

   1.                                                   Please identify the
certain executive officers    that have entered into the Tender and
                                                        Support Agreement. See
Item 4 of Sch. 14D-9 and Item 10012(C) of Regulation M-A.
   2. Please disclose each multiple and ratio for the selected companies in Raymond James'
                                                        public trading multiple
analysis. Furthermore, please disclose each EV analysis for each selected transaction.
   3. Please disclose the terminal values for Sharps at end of calendar year 2021, and reasons for choosing the EVITDA
multiples.
   4.                                                   The disclosures on page
13 states that    the Company Board unanimously recommends
                                                        that all of the Company
  s stockholders accept the offer.    Item 4 of Schedule 14d-9 and
                                                        corresponding Item
1012(a) of Regulation M-A, as well as Rule 13e-2(a) of Regulation
 Brandon Byrne
Norton Rose Fulbright US LLP
August 1, 2022
Page 2
         14E, require that the    filing person    and    subject company,
respectively, provide the
         required disclosures. Please revise this statement (and other similar statements throughout
         this section) to expressly state the Company   s position with respect
to the Offer.
         Alternatively, please clarify that the Board   s recommendation is
being made on behalf of
         the Company.
5.       We note the statements in Raymond James' opinion that    this letter
is solely for the
         information of the Board of the Company.    Please revise these
statements, which attempt
         to limit a shareholders reliance on the opinion, or provide the legal basis for such limitations.
6.       We note that under the header    Interests of Certain Persons,    you
indicate that    certain
         executive officers of the Company and certain members of the Company Board may be deemed to have certain interest in the Transactions, including the Offer and the Merger, that are different from or in addition to those of the Company's stockholders generally.
         This qualified, generic disclosure is not helpful in informing shareholders as to whether these individuals have different interests in the Merger or as to the nature of such
         interests. Please revise to summarize the interests of Sharp   s
executive officers and
         directors that differ from the interests of Sharp   s stockholders.
Certain Management Forecasts, page 29

7. Expand to describe the assumptions and underlying limitations that form the basis for the projections, which you reference generically in this section.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk 202-
551-3263.



FirstName LastNameBrandon Byrne                               Sincerely,
Comapany NameNorton Rose Fulbright US LLP
                                                              Division of
Corporation Finance
August 1, 2022 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName